Filed by Wejo Group Limited
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: TKB Critical Technologies 1
SEC File No.: 001-40959
Date: January 20, 2023

Business Combination of Two Public Companies to Provide Capital to Wejo

Transaction

•Wejo is using its equity to purchase all shares of TKB Critical Technologies 1 (“TKB”) for a value that is equal to $11.25 per share. The number of shares will be determined by a collar on Wejo’s share price ranging from $0.50-$3.00 during a 15-day trading period ending two days prior to the shareholder vote on the transaction (the “Pricing Period”).
•At the low end of the collar range, each TKB share will be exchanged for $11.25 in value assuming a price of $0.50 per Wejo share, or effectively 22.50 shares of a newly formed Bermuda company (“Holdco”).
•Similarly, at the high end of the collar range, each TKB share will be exchanged for $11.25 in value assuming a price of $3.00 per Wejo share, or effectively 3.75 newly issued Holdco shares.
•Each TKB warrant will be assumed by Holdco and the exercise price and number of underlying Holdco shares will be adjusted according to the exchange ratio.

Why are TKB and Wejo Completing this Transaction?

We Are Executing This Transaction Because Both Parties Believe It Is A Win-Win For All Stakeholders.

•For Wejo Shareholders

▪Given current market conditions this transaction offers the lowest cost of capital at this level of funding with significant long-term benefits and provides additional high-quality members to the Wejo Board.
▪The collar structure provides transparency to the cost of capital, allowing Holdco to issue less shares and reduce dilution to existing shareholders the higher Wejo shares trade during the described Pricing Period.
▪Wejo has successfully raised smaller inflows of capital from existing investors and strategic partners but needs to solve its longer-term capital requirements. This transaction de-risks existing Wejo shareholders and is intended to give them confidence that the company has access to additional sources of capital.
▪This new source of capital will also provide an attractive opportunity for prospective shareholders who have been concerned about the company’s liquidity. Upon completion, this transaction will alleviate the most significant overhang, benefiting the company’s share price.

•For TKB Shareholders

▪TKB shareholders have the ability to invest in Wejo at a meaningful discount to its fundamental value.
▪Additionally, public investors in TKB will have the right to participate in Wejo’s significant upside potential or redeem at close if they prefer cash certainty.

•The Upside Story For Wejo

▪To date Wejo has delivered strong operational results, with the expectation that 2022 revenues have grown between 200% and 300% with 2023 revenues expected to grow at similar levels while halving its cost base.
▪Despite Wejo’s operational success, Wejo’s share performance has been impacted by the lack of long-term funding given the challenging market backdrop. The goal of this transaction is to eliminate liquidity concerns which should have a significant impact on the share price even withstanding dilution.

Transaction Dynamics / Cash At Closing / TKB Cash In Trust / January Redemption:

•Targeting A Total Raise Of $100M Between The PIPE And The Trust

▪TKB currently has over $237M in Trust (cash) only needing 22% of that balance to provide $50M in funds with the balance coming from existing investors, prospective fundamental investors, and strategic partners.
▪TKB shareholders had the option to redeem in connection with its extension vote. The redemption deadline was 5:00 p.m. ET on January 19, 2023 (two business days before the scheduled shareholder meeting to be held on January 23, 2023). Through the extension process, TKB expects at least $50M in funds to remain in the Trust as potential funding for Wejo following closing of the merger.
▪Jefferies LLC has been engaged to help raise a PIPE (private investment in public equity), from strategic and financial investors.
▪Wejo is working with a number of parties to secure up to $25M prior to the closing of this transaction to fund interim operations until the transaction closes.
▪The proceeds from this transaction combined with the short-term capital being raised to cover requirements between signing and closing, is expected to provide Wejo the capital needed to get to cash flow break even in the first half of 2025.
▪Final cash delivered to Wejo will be determined at closing; currently expected to occur in Q2 2023.

What Is The Benefit To Wejo Shareholders?

•Wejo Is Fundamentally Undervalued
▪Wejo’s and TKB’s Management teams and Boards believe that Wejo’s stock is trading at a meaningful discount to its fundamental value, particularly given the operational achievements of the past 12 months.

•Capital Is Required For Success

▪Wejo must raise capital to achieve the value creation from its long-term commercial objectives.
▪Given prevailing market conditions in 2022 and into 2023, we believe current Wejo share price reflects an outsized impact of the near-term liquidity concerns from investors.
▪We expect this transaction, along with any other capital raised prior to closing, will address these concerns.
•Highest Quantum Of Capital With Potentially Lowest Dilution

▪After exploring multiple potential avenues to fund Wejo’s business through 2023, Wejo’s Management and Board believe that the combination with TKB provides the highest likelihood of a successful capital raise to fund the business.
▪Furthermore, the TKB transaction structure offers an opportunity for meaningfully lower dilution to Wejo shareholders if Wejo’s share price increases through the signing and closing period.
▪A higher Wejo price is expected to result in a premium-to-market capital raise which we believe is otherwise not possible given current market conditions.

What Does Each TKB Shareholder Get?

•Opportunity To Invest In A Great Company At A Discount To Fundamental Value

▪See above.

•Premium To Trust Value Ensures Yield Return For Investors:

▪Like most SPACs, each TKB unit was purchased for $10 and the share included in the unit can be redeemed for a pro rata portion of the cash in trust in connection with the extension process or the closing of the business combination.
▪In the Wejo transaction, TKB shareholders would receive $11.25 per share to be paid in Holdco shares (with the number of shares determined by the collar), a ~10% premium to cash in Trust (approximately $10.34 per share as of December 21, 2022, the record date for the extension vote).

•Transaction Structured To Lock In TKB Investor Yield:

▪The number of new Holdco shares to be paid for each TKB share will be determined based on the price of Wejo shares during the Pricing Period.
▪The Pricing Period is defined as the 15-trading days immediately preceding the second trading day prior to Wejo’s shareholder vote on the transaction.
▪A 15-day VWAP (volume weighted average price) will be used and divided into $11.25 to determine the exchange ratio, subject to a minimum VWAP price of $0.50 and a maximum VWAP price of $3.00.
▪For example, a $1.50 15-day VWAP would result in an exchange ratio of 7.5 newly issued Holdco shares for each share of TKB. This is calculated as $11.25 divided by $1.50.
▪A higher Wejo share price will result in less dilution to Wejo shareholders.
▪TKB shareholders are expected to receive a meaningful discount to Wejo shares at any price inside the collar range.

•Exchange Ratio

▪The exchange ratio is subject to a collar limitation, protecting Wejo shareholders below $0.50 and protecting TKB shareholders above $3.00.
▪The low price in the collar range is $0.50 per share which would result in the issuance of 22.5 Holdco shares per TKB share.
▪The high price in the collar range is $3.00 per share which would result in the issuance of 3.75 Holdco shares per TKB share.
▪The higher the VWAP price of Wejo during the 15-day measurement period, the less potential dilution there will be to Wejo shareholders.
▪For example, at a $100M total capital raise, at $3.00 per share (the high end of the collar range), Wejo shareholders are diluted by approximately 31% and at $0.50 per share (the low end of the collar range), Wejo shareholders are diluted by approximately 73%.

•Transaction Trading Dynamics

▪ We believe that a higher performance of Wejo’s share price will likely reduce redemptions by TKB shareholders because many institutional investors will not invest in a company that has a share price under $1.00.

Investor Decision / Funding

•TKB Shareholders

▪The premium offer price of $11.25 per TKB share was designed to induce shorter-term merger arbitrage investors to invest and not redeem for cash in trust.
▪The primary goal is still to retain existing shareholders and find prospective investors that believe in the fundamentals and long-term upside opportunity of Wejo.

•Merger Arbitrage Economics - The merger arbitrage strategy is simple. Merger arbitrage investors buy shares in the target company, which in this case is TKB. They short the acquiror shares, which in this case is Wejo. The arbitrager locks in the “spread”, which is the price paid for TKB shares and the value of Holdco shares they will receive at closing. The merger arbitrageur will settle its short at closing through the Holdco shares received in the transaction. If done correctly, the arbitrageur should not have any additional Holdco shares at closing that will need to be sold post close.

•Keys To Success: The success of the merger arbitrage strategy would be supported by more shares becoming available for “borrow” (stock loan for hedging purposes).

▪Wejo shareholders who wish to do so may contact their brokers to make their shares available for “borrow” (margin loan) in their brokerage accounts.

Forward-Looking Statements.

This communication includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact contained in this communication are forward-looking statements. Forward-looking statements with respect to TKB Critical Technologies 1 (“TKB”), Wejo Group Limited (“Wejo” or the “Company”) and their potential business combination and related transactions (the “Potential Business Combination”), include statements regarding the anticipated benefits of the Potential Business Combination, the anticipated timing of the Potential Business Combination, the products and services offered by Wejo and the markets in which it operates (including future market opportunities), Wejo’s projected future results, future financial condition and performance and expected financial impacts of the Potential Business Combination (including future revenue, pro forma enterprise value and cash balance), the satisfaction of closing conditions to the Potential Business Combination and the level of redemptions of TKB’s public shareholders, and Wejo’s expectations, intentions, strategies, assumptions or beliefs about future events, results of operations or performance or that do not solely relate to historical or current facts. These forward-looking statements generally are identified by the words “anticipate,” “believe,” “estimate,” “expect,” “forecast,” “future,” “intend,” “may,” “opportunity,” “plan,” “potential,” “project,” “representative of,” “scales,” “should,” “strategy,” “valuation,” “will,” “will be,” “will continue,” “will likely result,” “would,” and similar expressions (or the negative versions of such words or expressions). Forward-looking statements are based on current assumptions, estimates, expectations, and projections of the management of TKB and Wejo and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this communication, including but not limited to: (i) the risk that the Potential Business Combination may not be completed in a timely manner or at all, which may adversely affect the price of TKB’s and Wejo’s securities, (ii) the risk that the Potential Business Combination may not be completed by TKB’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by TKB, (iii) the failure to satisfy the conditions to the consummation of the Potential Business Combination, including the approval of the Potential Business Combination by the shareholders of TKB and Wejo, the satisfaction of the minimum trust account amount following any redemptions by TKB’s public shareholders (if applicable), the failure by Wejo to obtain the additional financing required to complete the Potential Business Combination, and the receipt of certain governmental and other third-party approvals (or that such approvals result in the imposition of conditions that could reduce the anticipated benefits from the Potential Business Combination or cause the parties to abandon the Potential Business Combination), (iv) the lack of a fairness opinion from Wejo in determining whether or not to pursue the Potential Business Combination, (v) the occurrence of any event, change or other circumstance that could give rise to the termination of the definitive agreements relating to the Potential Business Combination, (vi) the effect of the announcement or pendency of the Potential Business Combination on Wejo’s business relationships, operating results, performance and business generally, (vii) risks that the Potential Business Combination disrupts current plans and operations of Wejo and the disruption of management's attention due to the Potential Business Combination, (viii) the outcome of any legal proceedings that may be instituted against TKB or Wejo related to the Potential Business Combination, (ix) the ability to maintain the listing of the securities of the surviving entity resulting from the Potential Business Combination on a national securities exchange, (x) changes in the combined capital structure of TKB and Wejo following the Potential Business Combination, (xi) changes in the competitive industries and markets in which Wejo operates or plans to operate, (xii) changes in laws and regulations affecting Wejo’s business, (xiii) the ability to implement business plans, forecasts, and other expectations after the completion of the Potential Business Combination, and identify and realize additional opportunities, (xiv) risks related to the uncertainty of Wejo’s projected financial information, (xv) risks related to Wejo’s rollout of its business and the timing of expected business milestones, (xvi) risks related to Wejo’s potential inability to achieve or maintain profitability and generate cash, (xvii) current and future conditions in the global economy, including as a result of the impact of the COVID-19 pandemic, inflation, supply chain constraints, and other macroeconomic factors and their impact on Wejo, its business and markets in which it operates, (xviii) the ability of Wejo to maintain relationships with customers, suppliers and others with whom Wejo does business, (xix) the potential inability of Wejo to manage growth effectively, (xx) the enforceability of Wejo’s intellectual property, including its patents and the potential infringement on the intellectual property rights of others, (xxi) costs or unexpected liabilities related to the Potential Business

Combination and the failure to realize anticipated benefits of the Potential Business Combination or to realize estimated pro forma results and underlying assumptions, including with respect to estimated shareholder redemptions, (xxii) changes to the proposed structure of the Potential Business Combination that may be required or are appropriate as a result of applicable laws or regulations, (xxiii) the ability to recruit, train and retain qualified personnel, and (xxiv) the ability of the surviving entity resulting from the Potential Business Combination to issue equity or obtain financing.

The foregoing list of factors that may affect the business, financial condition or operating results of TKB and/or Wejo is not exhaustive. Additional factors are set forth in their respective filings with the U.S. Securities and Exchange Commission (the “SEC”), and further information concerning TKB and Wejo may emerge from time to time. In particular, you should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of (a) TKB’s (i) prospectus filed with the SEC on October 28, 2021, (ii) Annual Report on Form 10-K for the year ended December 31, 2021, filed with the SEC on March 14, 2022, (iii) Forms 10-Q filed with the SEC on May 13, 2022, August 12, 2022 and November 12, 2022, (b) Wejo’s (i) Annual Report on Form 10-K for the year ended December 31, 2021, filed with the SEC on March 31, 2022 (as amended on April 11, 2022), (iii) Forms 10-Q filed with the SEC on May 16, 2022, August 15, 2022 and November 21, 2022, and (c) other documents filed or to be filed by TKB and/or Wejo with the SEC (including a registration statement on Form S-4 to be filed in connection with the Potential Business Combination). There may be additional risks that neither TKB nor Wejo presently know or that TKB and Wejo currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. Readers are urged to consider these factors carefully in evaluating these forward-looking statements.

Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements. TKB and Wejo expressly disclaim any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in their expectations with respect thereto or any change in events, conditions, or circumstances on which any statement is based, except as required by law, whether as a result of new information, future events, or otherwise. Neither TKB nor Wejo gives any assurance that either TKB, Wejo or the combined company will achieve its expectations.

No Offer or Solicitation.

This communication does not constitute an offer to sell, or a solicitation of an offer to buy, or a recommendation to purchase, any securities in any jurisdiction, or the solicitation of any proxy, vote, consent or approval in any jurisdiction in connection with the Potential Business Combination or any related transactions, nor shall there be any sale, issuance or transfer of any securities in any jurisdiction where, or to any person to whom, such offer, solicitation or sale may be unlawful under the laws of such jurisdiction. This communication does not constitute either advice or a recommendation regarding any securities. This communication is restricted by law; it is not intended for distribution to, or use by any person in, any jurisdiction where such distribution or use would be contrary to local law or regulation. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act, as amended, or exemptions therefrom.

NONE OF THE SEC NOR ANY OTHER SECURITIES COMMISSION OR SIMILAR REGULATORY AGENCY OF ANY OTHER U.S. OR NON-U.S. JURISDICTION HAS REVIEWED, EVALUATED, APPROVED, DISAPPROVED, PASSED UPON OR ENDORSED THE MERITS OF, THE POTENTIAL BUSINESS COMBINATION OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN, OR DETERMINED THAT THIS COMMUNICATION IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

To the fullest extent permitted by law, in no circumstances will TKB, Wejo or any of their respective subsidiaries, shareholders, affiliates, representatives, partners, directors, officers, employees, advisers or agents be responsible or liable for any direct, indirect or consequential loss or loss of profit arising from the use of this communication, its contents (including the internal economic models), its omissions, reliance on the information contained within it, or on opinions communicated in relation thereto or otherwise arising in connection therewith.

Important Information About the Proposed Business Combination and Where to Find It.

In connection with the Potential Business Combination, TKB and Wejo intend to file relevant materials with the SEC, including a registration statement on Form S-4, which will include a document that serves as a joint prospectus and proxy statement, referred to as a proxy statement/prospectus. A proxy statement/prospectus will be sent to all shareholders of TKB and Wejo. TKB and Wejo will also file other documents regarding the Potential Business Combination with the SEC. Before making any voting or investment decision, investors and security holders of TKB and Wejo are urged to read the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the Potential Business Combination as they become available because they will contain important information about the Potential Business Combination.

Investors and security holders will be able to obtain free copies of the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by TKB and Wejo through the website maintained by the SEC at www.sec.gov.

The documents filed by TKB with the SEC also may be obtained free of charge upon written request to TKB Critical Technologies 1,400 Continental Blvd, Suite 6000, El Segundo, CA 90245 or via email at ablatteis@tkbtech.com.

The documents filed by Wejo with the SEC also may be obtained free of charge upon written request to Wejo Group Limited, ABC Building, 21-23 Quay Street, Manchester, M3 4A or via email at investor.relations@wejo.com.

Participants in the Solicitation.

This communication may be deemed solicitation material in respect of the Potential Business Combination. TKB, Wejo and their respective directors, executive officers and other members of management and employees may, under SEC rules, be deemed to be participants in the solicitation of proxies from TKB’s or Wejo’s shareholders in connection with the Potential Business Combination. A list of the names of such directors and executive officers, and information regarding their interests in the Potential Business Combination and their ownership of TKB’s or Wejo’s securities, as applicable, are, or will be, contained in their respective filings with the SEC. Additional information regarding the interests of those persons and other persons who may be deemed participants in the Potential Business Combination may be obtained by reading the proxy statement/prospectus regarding the Potential Business Combination when it becomes available. You may obtain free copies of these documents as described above.